 Exhibit 12.1

	PDL BIOPHARMA, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited) (dollars in thousands except ratios)
						For the Nine
	For the Years Ended December 31,					Months Ended
	2007	2008	2009	2010	2011	September 30, 2012
Earnings:
Income before income taxes	$191,073	$243,334	$280,285	$150,370	$307,428	$250,040
Add: fixed charges	16,267	14,285	19,430	43,578	36,153	23,131
Earnings	$207,340	$257,619	$299,715	$193,948	$343,581	$273,171
Fixed Charges:
Interest expense	$16,200	$14,219	$19,357	$43,529	$36,102	$23,087
Estimated interest portion of rent expense	67	66	73	49	51	44
Fixed charges	$16,267	$14,285	$19,430	$43,578	$36,153	$23,131
Ratio of earnings to fixed charges	12.75	18.03	15.43	4.45	9.50	11.81